Great Lakes Dredge & Dock Corporation

2122 York Road

Oak Brook, Illinois 60523

(630) 574-3000

August 13, 2010

Ms. Mindy Hooker

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Great Lakes Dredge & Dock Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

File No. 1-33225

Dear Ms. Hooker:

As Senior Vice President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (the “Company”), I am responding to the comments contained in the letter dated August 3, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) to me. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type and the Company’s corresponding response appears below each of them in ordinary type.

Form 10-K for the year ended December 31, 2009

Item 7. MD&A

Critical Accounting Policies and Estimates, page 30

Impairment of Goodwill, page 31

1.	Based on your current disclosures related to goodwill, it appears to us that your two reportable segments may also be your operating segments and the reporting units at which you test goodwill for impairment. If true, please clarify in future filings, otherwise, please tell us and disclose in future filings the number of reporting units at which you test goodwill and the reportable segments that include those reporting units. Also, based on your current disclosures, it appears to us that you may have concluded that the estimated fair value of your dredging segment is substantially in excess of its carrying value. If true, please clarify in future filings, otherwise, please tell us and disclose in future filings the dollar excess of the estimated fair value of the dredging segment over its carrying value.

Ms. Mindy Hooker

August 13, 2010

Response:

As set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), the Company operates in two reportable segments: dredging and demolition. These reportable segments are the Company’s operating segments and the reporting units at which the Company tests goodwill for impairment. In response to the Comment Letter, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2010, the Company will clarify its disclosure accordingly.

In addition, the Company confirms that it has concluded that the estimated fair value of its dredging segment is substantially in excess of its carrying value. In response to the Comment Letter, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2010, the Company will clarify its disclosure accordingly.

Results of Operations, page 32

2.	Based on your quarterly results, we note significant fluctuations in your gross profit margins on a quarterly basis. Please explain to us and revise future filings to disclose and discuss the specific facts and circumstances that resulted in these fluctuations. Also, please revise future filings to quantify, to the extent practicable, the factors that you identify as impacting your results. For example, please quantify and discuss write-offs related to canceled projects.

Response:

As a provider of dredging and demolition services, significant fluctuations in the Company’s gross profit margin on a quarter-to-quarter basis are inherent in the normal course of the Company’s business. The Company has already disclosed the main reasons that underlie these fluctuations on page 30 of the Form 10-K under the heading “Primary Factors that Determine Operating Profitability.” These factors are also cited by the Company throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” By way of background, in each quarter the Company typically works on approximately 20-25 unique dredging projects and 40-50 unique demolition projects. As a result, the Company has limited advance visibility into its gross profit margin for any period. Rather, from quarter to quarter, gross profit margin varies for many reasons, including differences between:

•	levels of customer demand (e.g., how many projects are bid and won).

•	levels of dredge employment (i.e., the Company seeks to keep its dredges fully employed; project durations vary and idle dredges do not generate revenues).

Ms. Mindy Hooker

August 13, 2010

•

the type of projects worked on (e.g., capital dredging projects versus maintenance dredging projects) as different levels of gross margin are typically expected for different types of dredging projects.

•

the types of dredges and other equipment that are required to be deployed (i.e., the Company’s dredges have different levels of physical capabilities and, thus, different revenue generating capacities).

•	weather conditions, actual and estimated project conditions, equipment mobilization periods, unplanned equipment downtime and other circumstances beyond the Company’s reasonable control.

On occasion, the Company’s gross margin is impacted by an event that is outside of the normal course of business. For example, in early 2008, the dredge New York was out of service for approximately nine months to repair damage caused by an allision1 with a third party’s vessel. Likewise, in 2009 the demolition segment recorded a write-off relating to a project that it had worked on in 2008 but which was cancelled in 2009. Also, in 2009 the Company incurred above normal costs due to the mobilization of two dredges from the Middle East. In these cases, where material to a business segment, the Company provided specific disclosure of the situation and its impact on the Company’s results of operations. This disclosure focused on the impact that such event had on gross profit and/or gross profit margin.

In general, the Company quantifies the factors that cause these fluctuations by comparing period-to-period results of operations on a business segment basis and, within the dredging segment, on a dredging sector (i.e., capital, beach nourishment, maintenance and foreign) basis. The Company has refrained from quantifying these various factors, and discussing the Company’s operations, on a project-by-project basis because the Company believes that such a discussion would not provide meaningful information to readers due to the number of projects that the Company works on in a given period. In addition, the Company may not be able to accurately quantify the effect that each of these factors may have on the Company’s gross margin for a particular quarter. For example, the Company may experience favorable weather conditions on a particular dredging project (typically, a circumstance that increases gross margin) and discover project conditions are worse than estimated (typically, a circumstance that decreases gross margin) on the same project. In such a case, the Company is generally unable to separately quantify the weather related benefit from the project conditions related detriment. Nonetheless, the Company will revise its future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2010, to quantify, to the extent practicable and meaningful to a reader, the factors that impact its results of operations.

[1]

Note: This is a maritime term of art which means the running of one vessel into or against a stationary object (including a stationary vessel), as distinguished from a collision (i.e., the running of two vessels against each other).

Ms. Mindy Hooker

August 13, 2010

Bidding Activity and Backlog, page 35

3.	In future filings, please disclose the amount of backlog not reasonably expected to be filled in the current fiscal year. Please refer to Item 101 (c)(viii) of Regulation S-K.

Response:

In response to the Comment Letter, in future Annual Reports on Form 10-K, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2010, the Company will disclose the amount of backlog not reasonably expected to be filled within the following fiscal year.

Liquidity and Capital Resources, page 38

4.	We note your disclosure on page 72 indicating your compliance with the financial covenants related to your credit facility. Please be advised, if it is or becomes reasonably likely that you may not comply with any of your debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. To the extent applicable, please provide similar disclosures for covenants related to your senior subordinated notes. Please address your compliance with any other material debt restrictions. See Sections l.D and IV.C of the SEC Interpretive Release No. 33-8350. Also, please revise future filings to address the anticipated funding source you intend to use to repay the senior subordinated notes.

Response:

The Company confirms that if it becomes reasonably likely that the Company may not comply with any of the financial covenants contained in its credit facility or other debt agreements, the Company will revise its future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of the relevant reporting date. In addition, if applicable, the Company confirms that it will revise its future filings to provide similar disclosures for covenants related to its senior subordinated notes. Based upon the Company’s current financial condition and results of operations, as disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2010, the Company currently believes that it is not reasonably likely that it will fail to comply with a material covenant contained in its credit facility or its senior subordinated notes. Further, the Company does not currently believe that any of the covenants or restrictions contained in its credit facility or its other debt agreements limit, or are reasonably likely to limit, its ability to undertake additional debt or equity financing; however, the covenants in the Company’s credit facility and other debt agreements limit the amount of any additional debt financing and generally govern the use of proceeds thereof.

Ms. Mindy Hooker

August 13, 2010

In addition, the Company confirms that in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2010, it will disclose the anticipated funding sources that the Company intends to use to repay its senior subordinated notes.

Exhibit Index, page 51

5.	With respect to several agreements filed as exhibits to your Form 10-K, we note that you have not filed on EDGAR the corresponding exhibits and/or schedules to the agreements. Please respond to the following comments regarding Exhibits 10.1, 10.3, 10.4, 10.7, 10.9, and 10.10:

•

Exhibit 10. 1 : You incorporate this agreement by reference to a Form 8-K filed on June 15, 2007. Please amend the Form 8-K to file a complete, executed copy of this agreement, including all exhibits and schedules.

•

Exhibit 10.3: You incorporate this agreement by reference to a Form 8-K filed on January 6, 2004. Please amend the Form 8-K to file a complete, executed copy of this agreement, including all exhibits and schedules.

•

Exhibit 10.4: You incorporate this agreement by reference to a Form 8-K filed on October 5, 2004. Please amend the Form 8-K to file a complete, executed copy of the First Amendment to Third Amended and Restated Underwriting and Continuing Indemnity Agreement, including all exhibits.

•

Exhibit 10.7: You incorporate this agreement by reference to a Form 8-K filed on June 15, 2007. Please amend the Form 8-K to file a complete, executed copy of the Fourth Amendment to Third Amended and Restated Underwriting and Continuing Indemnity Agreement, including all schedules and exhibits.

•

Exhibit 10.9: You incorporate this agreement by reference to a Form 8-K filed on October 4, 2006. Please amend this Form 8-K to file a complete, executed copy of the International Letter of Credit Agreement, including all exhibits and schedules.

•

Exhibit 10.10: You incorporate this agreement by reference to a Form 8-K filed on July 20, 2007. Please amend this Form 8-K to file a complete, executed copy of the First Amendment to International Letter of Credit Agreement, including all exhibits.

Ms. Mindy Hooker

August 13, 2010

Response:

In response to the Comment Letter, the Company will file amended Current Reports on Form 8-K/A as soon as practicable for the purpose of refiling the agreements referenced in the Comment Letter to include all exhibits and, if applicable, schedules.

Item 8. Financial Statements

10. Accrued Expenses, page 71

6.	We note accrued expenses include a percentage of completion adjustment. Please explain to us what this adjustment relates to.

Response:

As disclosed on pages 31 and 62 of the Form 10-K under the headings “Critical Accounting Policies and Estimates” and “1. Nature of Business and Summary of Significant Accounting Policies – Revenue and Cost Recognition on Contracts,” respectively, the Company uses the percentage of completion method of accounting to recognize revenues and costs of contract revenues. Contract revenues on dredging projects are recognized based on the Company’s engineering estimates of the physical percentage completed. Costs related to these contract revenues are adjusted to reflect the gross profit percentage expected to be achieved upon ultimate completion of the contract. As such, the Company accrues an expense at the end of each period for any contract in progress where the then current recorded margin on the project is higher than the then expected margin at ultimate completion of that project. By accruing contract costs, the margin reported in the period will equal the estimated margin at completion for that contract. In addition, if the Company expects to incur a loss on a contract in progress and the loss recorded to date is less then the Company expects to incur at the completion of the project, the Company accrues an expense to reflect the total loss expected to be incurred on that project in the period when it is determined that the project will result in a loss. At December 31, 2009, the percentage of completion accrual of $5.9 million reflects the accrual of costs for various contracts. The majority of the balance relates to two contracts that were expected to be in loss positions in an amount greater than that which was otherwise recorded as of December 31, 2009. Thus, an expense was accrued to recognize the total loss expected on these two contracts upon ultimate completion of the projects.

19. Commitments and Contingencies, page 82

7.	In regard to your disclosures related to pending asbestos lawsuits, we note your statement that management does not believe that these cases will have an adverse impact on the business. Please tell us and disclose in future filings:

Ms. Mindy Hooker

August 13, 2010

•	If this conclusion relates to the 4 pending lawsuits that were recently reactivated or to all the lawsuits in which you have been named;

•	Quantify the amounts of damages being sought in these matters;

•	Any amounts accrued at the end of each period presented;

•	Whether it is reasonably possible that additional losses could be material; and

•	The estimated range of reasonably possible losses, or, if applicable, a statement that such an estimate cannot be made.

Response:

By way of background, in the late 1980s and early 1990s, approximately 40,000 plaintiffs filed personal injury actions alleging that they formerly worked in the maritime industry and sustained asbestos-related injuries. The vast majority of these cases were filed in the Northern District of Ohio and a few cases were filed in the Eastern District of Michigan. The defendants in these cases are various maritime and other businesses that used asbestos in their business or had asbestos on their premises. A judicial panel on Multidistrict Litigation consolidated these cases before a federal judge in the Eastern District of Pennsylvania (the “MARDOC” cases). The Company, or its former subsidiary, is currently named as a defendant in 251 MARDOC cases. Each of these lawsuits names multiple defendants, including other ship owners. None of the complaints specify a damage amount; however, the Company currently believes that the substantial majority of the MARDOC cases in which it is a defendant involve injuries of a type that typically do not result in large damage awards.

In May 1996, the MARDOC cases were administratively dismissed and any cases filed since that date were transferred to the Court’s inactive docket. The plaintiffs could seek to reinstate the cases at a future date without being barred by the statute of limitations. In October 2009, the presiding judge reactivated 512 cases, five of which name the Company as a defendant. In addition, the presiding judge also stated that he intends to reactivate 250 cases per month (in which the Company may or may not be a defendant), although he has not reactivated any additional cases since March 2010. To date a total of six cases have been reactivated which name the Company as a defendant. Of these six cases, one plaintiff has elected not to pursue his claims.

As a result of the foregoing and other factors (many of which are subject to the attorney-client privilege), the Company hereby advises the Staff and will revise its future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2010, to reflect the following:

•	The Company’s conclusion that “Management does not believe that these cases will have a material adverse impact on the business” relates to all 251 lawsuits,

Ms. Mindy Hooker

August 13, 2010

individually and in the aggregate, in which the Company, or its former subsidiary, is named as a defendant.

•	The Company is presently unable to quantify the amounts of damages being sought in these lawsuits because none of the complaints specify a damage amount.

•	The Company has not accrued any amounts in respect of these lawsuits.

•	The Company does not believe that it is reasonably possible that additional losses could be material.

•	An estimate of a range of losses relating to these claims cannot reasonably be made.

21. Subsidiary Guarantors

8.	Based on your disclosures, it appears to us that all your subsidiary guarantors may not be 100% owned as contemplated by Rule 3-10 of Regulations S-X. Please explain to us how and why you believe your current disclosures are adequate and fully comply with Rule 3- 10(f) of Regulation S-X.

Response:

Two of the Company’s subsidiary guarantors have non-controlling interests: NASDI, LLC (“NASDI”) and Yankee Environmental Services, LLC (“Yankee”). NASDI and Yankee comprise the Company’s demolition segment.

Prior to May 2008, NASDI was a Massachusetts corporation. The Company owned all of NASDI’s voting shares and Chris Berardi, the Company employee in charge of NASDI’s day-to-day operations, owned all of NASDI’s non-voting shares. On a combined basis, the Company owned 85% of NASDI’s capital stock and Mr. Berardi owned 15% of NASDI’s capital stock. On April 30, 2008, NASDI was converted into a Delaware limited liability company and NASDI’s ownership structure was reorganized such that, among other things, Mr. Berardi’s shares were converted into a non-voting 35% profits interest. All other NASDI ownership interests are held by the Company and the Company continues to own 100% of NASDI’s voting interests. Pursuant to NASDI’s Limited Liability Company Agreement, NASDI is exclusively and completely managed by a management board of three members, two of which are appointed by the Company and one of which is appointed by Mr. Berardi. In general, the board of managers, acting as a group, has the sole authority to manage and control NASDI’s business, affairs and properties and each manager has one vote in all decisions of the board of managers. Pursuant to an employment agreement, Mr. Berardi also serves as the president of NASDI’s immediate parent company, NASDI Holdings Corporation (which is 100% owned by the

Ms. Mindy Hooker

August 13, 2010

Company). Prior to NASDI’s conversion to a limited liability company, Mr. Berardi received an annual bonus under his compensation arrangements that equaled 35% of NASDI’s EBITDA less capital expenditures. Upon conversion of NASDI into a limited liability company, Mr. Berardi received a non-voting 35% profits interest in NASDI, and executed an employment agreement with NASDI Holdings Corporation that provides that Mr. Berardi’s entire compensation consists of base salary and, in the event that NASDI is ever sold, a “sale bonus” generally equal to 35% of the net cash proceeds of a “sale transaction” subject to a cap of $9.8 million.

Yankee was organized in connection with acquisition of an environmental remediation business on January 1, 2009. The Company owns 100% of Yankee’s voting interests and 65% of Yankee’s economic interests. Yankee’s remaining economic interests are held by Mr. Berardi and two other individuals (neither of which is employed by the Company or any of its subsidiaries). Pursuant to Yankee’s Limited Liability Company Agreement, Yankee is exclusively and completely managed by a management board of three members, two of which are appointed by the Company and one of which is appointed by the minority interest owners. In general, the board of managers, acting as a group, has the sole authority to mange and control Yankee’s business, affairs and properties and each manager has one vote in all decisions of the board of managers.

Rule 3-10(f) of Regulation S-X provides that when a parent company issues securities and more than one of its subsidiaries guarantees the securities, the subsidiary guarantors, provided they constitute “100% owned” subsidiaries, need not include separate financial statements (and the parent may instead provide condensed consolidating financial information) if certain conditions are met. According to Rule 3-10(h)(1), a subsidiary in corporate form is considered to be “100% owned” if all of its voting shares are owned by the parent corporation; a subsidiary not in corporate form is considered to be “100% owned” if the sum of all of its interests are owned by the parent corporation. As NASDI and Yankee are limited liability companies (and not corporations), the latter requirement applies to them.

The basis for the Staff’s “100% owned” requirement is grounded in the SEC’s concept of “financial unity.” When the Commission substantially rewrote Rule 3-10 in 2000 (Rel. No. 33-7878), the Commission introduced this concept and provided that modified financial information (i.e., condensed consolidating financial information) was acceptable where there was “financial unity between the subsidiary and its parent.” In the context of 100% owned subsidiaries, the Commission acknowledged that investors “evaluate the creditworthiness of the parent and subsidiary as a single indivisible business.” According to the Commission, “if a third party holds an interest in the subsidiary, the risks associated with the investment in parent and subsidiary are not identical. Where those risks are not identical, there is not the financial unity between the subsidiary and its parent that is needed to justify the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10.”

Ms. Mindy Hooker

August 13, 2010

The Company believes that the Company, on the one hand, and each of NASDI and Yankee, on the other, constitute a single indivisible business, and thus possess the “financial unity” required for use of Rule 3-10(f) for the following reasons:

•

The Company owns 100% of the voting interest in each of NASDI and Yankee. The underlying substance of this arrangement is no different than it would be if NASDI and Yankee were corporations (in which case, both entities would clearly fall within the “100% owned” definition). Since the revision of Rule 3-10 in 2000, non-corporate entities, in general, and limited liability companies, in particular, have become much more commonplace and the state laws that govern them have become more well defined, such that, for these purposes, the distinction between a corporation and a limited liability company has become a distinction without a meaningful difference. As limited liability company law evolved, many aspects of limited liability companies began to resemble those of corporations. For example, both NASDI and Yankee are governed by a board of managers (of which a majority of the managers are appointed by the Company) that is substantially similar in scope and nature to the board of directors of a corporation.

•

The guarantees issued by NASDI and Yankee constitute debt of each of those entities. As a result, the claims of the holders of the Company’s guaranteed debt (i.e., bank debt and senior subordinated notes) as to these entities assets rank senior to the claims of their respective equity holders. Accordingly, if the guarantees were called, the assets of NASDI and Yankee (and the proceeds of any asset sales) would be used to repay the guaranteed debt before any amounts could be distributed to their respective equity holders. Given the subordination of NASDI’s and Yankee’s equity holders to the holders of the Company’s guaranteed debt, the Company believes the economic reality is that an investor in the Company’s senior subordinated notes is not looking at multiple investments in different issuers, but instead a single investment in an “indivisible business” ranking ahead of the equity holders of the Company, NASDI and Yankee.

•

Prior to April 30, 2008, NASDI was a corporation that was 100% owned within the meaning of Rule 3-10(f) because all of its voting shares were held by the Company. Because NASDI was 100% owned within the meaning of Rule 3-10(f), financial unity existed between the Company and NASDI. The Company views the profits interest received upon conversion of NASDI to a limited liability company as an executive compensation plan that was designed to replace the annual bonus that Mr. Berardi received prior to April 30, 2008 when NASDI was a corporation. As a result, the Company believes that the conversion of NASDI to a limited liability company (and the transactions related thereto) did not change the Company’s voting and economic interests in NASDI. Thus, as financial unity existed prior to the April 30, 2008 conversion, the Company believes that financial unity exists after the April 30, 2008 conversion.

Ms. Mindy Hooker

August 13, 2010

•

The Company does not believe that the inclusion of separate financial statements for NASDI or Yankee will provide additional meaningful information to the readers of the Company’s periodic filings. As NASDI and Yankee are the only operating subsidiaries in the Company’s demolition segment, the Company’s existing periodic filings already include many disclosures regarding these entities. For example, the Company’s Forms 10-K and Forms 10-Q discuss the results of the demolition segment and disclose that segment’s business, revenues, operating income (loss) and backlog. Moreover, the notes to the Company’s 2009 financial statements included in its Form 10-K filing clearly identify the existence of the non-controlling interests in NASDI and Yankee, and the Company’s annual and quarterly financial statements quantify the amount of such non-controlling interests.

•

When it revised Rule 3-10(f), the Staff realized that financial unity may exist in circumstances in which a subsidiary did not fall squarely within the 100% owned definition. The Company recognizes that the Staff’s willingness to consider uncommon situations relates to situations involving foreign issuers and guarantors. However, the Company believes that financial unity may exist in other situations between a parent corporation and non-corporate subsidiary guarantor that does not qualify as 100% owned.

For the reasons set forth above, the Company believes that “financial unity” exists between the Company, NASDI and Yankee for purposes of Rule 3-10(f).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Compensation Policies and Practices, page 25

9.	We note your response to Item 402(s) of Regulation S-K in the last paragraph of this Section. Please describe for us supplementally the process you undertook to reach the conclusion.

Response:

Consistent with new SEC disclosure requirements in Item 402(s) of Regulation S-K, the Company does not believe that risks arising from its compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Company reached that conclusion after a review of the compensation procedures and structures by which compensation decisions were made. As disclosed on page 13-14 of the Company’s 2010 Proxy Statement (the “Proxy Statement”) under the heading “The Board’s Role in Risk Management for the Company,” the Compensation Committee reviews and approves corporate goals relating to the chief executive officer’s compensation and approves total compensation for the Company’s senior executives. In addition, as part of the Company’s risk management process, senior management periodically identifies and discusses major areas of risk with the Board. As a result,

Ms. Mindy Hooker

August 13, 2010

the Compensation Committee, as a subset of the Board, is able to consider such risks when reviewing the Company’s compensation policies. The Company believes that this interplay between senior management and its Board of Directors establishes a procedure that is likely to prevent management from undertaking excessive, unnecessary or imprudent risks and provides reasonable assurance that the level of risk that management does take is not reasonably likely to have a material adverse effect on the Company.

In addition, the Company believes that excessive risk-taking was not encouraged or rewarded under the Company’s incentive award plans for 2009. As described on pages 28-29 of the Proxy Statement, the Company’s Annual Cash Bonus Incentive pays an annual formula-driven bonus award that is determined based on the relationship between actual dredging EBITDA and budgeted dredging EBITDA. The Compensation Committee retains discretion to adjust actual dredging EBITDA in order to assure that the intents and purposes of the Annual Cash Bonus Incentive are met. The retention of this discretion serves to discourage excessive risk-taking because an executive that takes an excessive risk may not be rewarded if the Compensation Committee believes that such risk was inconsistent with the Company’s desire to align management objectives with stockholder interests.

Further, awards under the Company’s equity incentive plan awards for 2009 consisted of stock options with a vesting period of three years and restricted stock units that vest on the third anniversary of the grant date. These equity awards were structured to induce the Company’s executive officers to focus on the long-term capital appreciation of the Company rather than a short-term increase in stock price, which could induce excessive risk-taking. Based on the foregoing, the Company concluded that excessive risk-taking was not encouraged or rewarded under the Company’s equity award plans for 2009.

The oversight of the Company’s Board of Directors and Compensation Committee, taken together with the terms of its Annual Cash Bonus Incentive and the vesting provisions of its equity award grants, provide incentives and precautions to control against excessive risk-taking by management. Accordingly, the Company concluded that its executive compensation policies did not motivate the Company’s executive employees to take imprudent risks and any risks involved in compensation were not reasonably likely to result in a material adverse effect on the Company.

10.	According to the disclosure in the Summary Compensation Table on page 32, you awarded discretionary cash bonuses in 2008 and 2007. In future filings, please discuss your policies with respect to awarding discretionary cash bonuses, even if you do not award this type of bonus in that particular year.

Response:

By way of background, for fiscal years prior to 2009, (a) the Company’s chief executive officer, chief operating officer and chief financial officer were the senior management employees

Ms. Mindy Hooker

August 13, 2010

eligible to participate in the Company’s formula-based Annual Cash Bonus Incentive program and (b) all other employee bonuses were paid on a discretionary basis. In May 2009, the Company expanded the eligibility standards for participation in the Annual Cash Bonus Incentive program to include Company senior vice presidents. In February 2009, each of Messrs. Simonelli and Johnson was promoted to senior vice president. As a result, they became eligible to participate in the Annual Cash Bonus Incentive program starting in 2009. For prior years, Messrs. Simonelli and Johnson were paid discretionary bonuses. In 2008, the amount of discretionary bonus received by Messrs. Simonelli and Johnson was equal to the amount of formula-based bonus that they would have received had they been eligible to participate in the Annual Cash Bonus Incentive program in 2008. A description of the foregoing is contained in the Company’s proxy statement for its 2009 annual meeting of stockholders.

In response to the Staff’s comment, in future proxy statements, beginning with the Company’s proxy statement for its 2011 annual meeting of stockholders, the Company will discuss its policies with respect to awarding discretionary cash bonuses to named executive officers, even if the Company does not award this type of bonus in a particular year.

11.

We note your disclosure that you targeted the economic value of your equity awards to be in approximately the 50th percentile of a general industry group. It appears that you may have benchmarked your compensation. In future filings, please disclose the component companies that compose the general industry group.

Response:

In the Company’s proxy statement for its 2010 annual meeting of stockholders, the Company indicated that “in fiscal 2009, we targeted the economic value of our equity awards to be in approximately the 50th percentile of a general industry group, based on information provided by Hewitt in 2008 and gathered from publicly available sources and market surveys.” The information provided to the Company by Hewitt (now known as Meridian Compensation Partners LLC) provides that it is derived from a “general industry group of about 400 companies.” In Staff Compliance and Disclosure Interpretation 118.05, the Staff states that “benchmarking generally entails using compensation data about other companies as a reference point on which — either wholly or in part — to base, justify or provide a framework for a compensation decision. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.” Accordingly, the Company does not believe that it benchmarked its compensation. However, in connection with the preparation of its proxy statement for its 2011 annual meeting of stockholders, the Company intends to discuss this issue with its compensation consultant and its Compensation Committee. If the Company engages in benchmarking in the future, it will make appropriate disclosure in its applicable future filings.

Ms. Mindy Hooker

August 13, 2010

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Deborah A. Wensel
	Name:	Deborah A. Wensel,
	Title:	Senior Vice President and Chief Financial Officer

cc:	Douglas B. Mackie

Katherine M. Hayes

Ross D. Emmerman, Esq.